MORRISON FRESH COOKING, INC.

EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(IN THOUSANDS EXCEPT PER-SHARE DATA)
                                                   for the Quarter Ended
                                                   August 31,   Sept 2,
                                                     1996        1995
PRIMARY EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE

Average common shares outstanding.........         9,030         (1)
Average additional common shares
  issuable on exercise of dilutive
  stock options (computed by use of
  the "treasury stock method", at the                 52
  average market price)...................
Number of shares used in computation of
  primary earnings per share..............         9,082        8,888

Net Income................................        $  795      $ 1,665

Primary earnings per common and
  common equivalent share.................         $0.09        $0.19

FULLY DILUTED EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE

Average common shares outstanding.........         9,030         (1)
Average additional common shares issuable
  on exercise of dilutive stock options
  (computed by use of the "treasury stock
  method", at the higher of period-end                55
  or average market price)................
Number of shares used in computation of
  fully diluted earnings per share........         9,085        8,888

Net Income..............................          $  795      $ 1,665

Fully diluted earnings per common and
  common equivalent share.................         $0.09        $0.19





(1) Prior to the Distribution earnings per share was calculated based on the average number of Morrison Restaurant Inc. common shares outstanding adjusted for the 1-for-4 distribution ratio